Exhibit 12.1
Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007	2006

Fixed Charges:
Interest expensed & capitalized	$28,842	$45,870	$20,515	$19,326	$26,486

Amortized premiums, discounts, & capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	13,702	14,024	13,635	13,175	12,757
Preference security dividend requirements	—	—	—	—	—

Total Fixed Charges	$42,544	$59,894	$34,150	$32,501	$39,243

Earnings:
Pretax loss	$(24,495)	$(55,005)	$(177,164)	$(10,802)	$(5,451)
Fixed Charges	42,544	59,894	34,150	32,501	39,243
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Co. share of pre-tax losses of equity investees for which charges arriving from guarantees are included in fixed charges	—	—	—	—	—

Subtotal	18,049	4,889	(143,014)	21,699	33,792

Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of minority subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	$18,049	$4,889	$(143,014)	$21,699	$33,792

Ratio(1):	—	—	—	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, this calculation is not performed for periods with a net loss before income taxes, since the ratio is not meaningful.